Direct Line: (212) 859-8689

Fax: (212) 859-4000

joshua.wechsler@friedfrank.com

June 7, 2018

VIA EMAIL AND EDGAR

Jay Williamson and Sheila Stout

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Registration Statement on Form N-2

File No: 333-224296

Dear Mr. Williamson and Ms. Stout:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below are the Company’s responses to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, via telephone call on May 10, 2018, with respect to the above-referenced Registration Statement on Form N-2, filed on April 16, 2018 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the response to each comment set out immediately below the comment.

Concurrently, the Company is filing Pre-Effective Amendment No. 1 (the “Amended Registration Statement”) to the Registration Statement via EDGAR. When indicated, the responses described below are contained in the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Legal Comments

1.	Please respond to our comments in writing filed as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please include draft disclosure in the correspondence. Please allow us sufficient time to review your responses prior to effectiveness.

The Company respectfully acknowledges the Staff’s comment and, where applicable, has revised its disclosure in the Amended Registration Statement.

2.	We note that one of your proposals to be acted upon at the 2018 Annual Meeting of Stockholders to be held on Friday, June 15, 2018 relates to a reduction of your required asset coverage ratio. Your shelf registers common stock, preferred stock and debt, each of which may be impacted differently if the Company lowers its asset coverage ratio pursuant to the Small Business Credit Availability Act. Understanding your intentions may be important to note investors purchasing medium or long-term obligations, as the value of these securities would likely decline if the Company were to increase its leverage to a significant extent. Similarly, the risk return to common stockholders can also be impacted by the amount of leverage you employ. Briefly explain to us how you have considered these issues and your strategy for ensuring that all investors have access to material information related to this topic. Please update your Registration Statement as necessary.

As noted in the Company’s definitive proxy statement for its 2018 Annual Meeting of Stockholders, the Company’s board of directors has considered the potential impact of a reduced asset coverage requirement on the Company’s common stockholders, including risks related to (a) the potential for magnified gains and losses on amounts invested, (b) increased costs associated with debt service, (c) the potential for increased incentive fees for GSAM, (d) fewer proceeds remaining for distributions for stockholders in the case of a liquidation event and (e) the risk that the Company will not be able to amend its Revolving Credit Facility to permit it to incur additional leverage.

If the reduced asset coverage ratio is approved by stockholders, the Company’s investment strategy, which focuses on direct originations to U.S. middle market companies, will not change. A reduced asset coverage requirement will allow the Company to pursue increased returns on stockholders’ equity, while also allowing the Company to invest in lower-risk, lower-yielding loans (similar to what the Company has historically done through the Senior Credit Fund). Based on the Company’s existing maximum permitted debt-to-equity ratio, these lower-risk, lower-yielding loans are currently dilutive to the Company’s targeted stockholder returns. The Company believes greater flexibility in asset selection is strategically important for it as a permanent capital vehicle, which will invariably be investing capital through different credit cycles.

The Company has revised the disclosure on pages 7, 19-21, 23, 76 and 108 of the Amended Registration Statement to provide additional detail with respect to the risks associated with increased leverage. In the event of a future offering of the Company’s securities, the Company will evaluate whether additional risk disclosure is appropriate at the time of such offering based on the current facts and circumstances as well as the type of security being offered.

Additionally, further information about the Company’s proposal is available in the Company’s annual proxy statement for its 2018 Annual Meeting of Stockholders, which is available upon request to the Company or by visiting the SEC’s website, and investors can review the Company’s future periodic reports for updated information.

Page 3, Summary

3.	We note your statement that weighted average net debt to EBITDA represents the weighted average ratio of your portfolio companies’ debt, including all of your investments and the amount of debt senior to your portfolio companies’ EBITDA. It appears you are excluding subordinated debt from these metrics. Please explain why you believe this is appropriate and consistent with market and regulatory practice.

The Company presents weighted average net debt to EBITDA in its disclosure to help investors analyze the level of risk in the Company’s portfolio, rather than the abstract risk associated with a particular portfolio investment. As such, the metric includes debt that ranks senior to or pari passu with the Company’s investments; that is, investments that would be paid back before the Company’s investments or would be paid back ratably with the Company’s investments in the event a portfolio company is liquidated. Accordingly, this metric would include subordinated debt to the extent the Company holds subordinated debt in a portfolio company. The Company believes this metric is an appropriate measure for assessing the risk of the Company’s investments, as debt that is subordinated to the Company’s investment in the portfolio company is not relevant to the assessment of the risk of the Company’s investment (or whether the Company will receive a repayment of its principal). The Company notes that this metric is consistent with how the Company’s management reviews the Company’s business and risk in the portfolio.

Page 78, Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	We note that weighted average leverage and weighted average interest coverage metrics for your portfolio both declined year-over-year. We also note that certain investment yields have increased due to interest rate increases. Please consider adding a discussion on current market trends and uncertainties to the MD&A Overview. This discussion should address items you reasonably expect to have a materially favorable or unfavorable impact on your results of operations, liquidity and capital resources. Potential topics might include:

•	The impact rising rates may have on your results of operations as well as any potential stresses rising rates may place on your portfolio investments and their ability to make interest and principal payments; and

•	The competitive landscape for middle market loans, including the impact new or expanding competitors are having on deal terms such as interest rate spreads and covenant quality.

The Company acknowledges the Staff’s comment and respectfully notes that it does not believe the year-over-year changes in its weighted average leverage or weighted average interest coverage were material. The Company also respectfully notes that there is disclosure regarding the impact of rising interest rates on pages 27 and 106 of the Registration Statement, and there is disclosure regarding the competitive landscape that the Company faces on pages 21, 115 and 122 of the Registration Statement. In future filings, the Company will address items in the MD&A Overview that are reasonably expected to have a materially favorable or unfavorable impact on our results of operations, liquidity and capital resources.

5.	In footnote 5, you disclose that investments where net debt to EBITDA may not be the appropriate measure of credit risk increased by 11%. If material, please disclose the underlying reasons for this increase or explain supplementally.

While the Company had an increase in its investments in companies where recurring revenue and not EBITDA is the appropriate measure of credit risk, the Company does not believe that such increase was material. Such investments do not necessarily reflect additional risk but rather that management uses a different metric to assess the credit. As an example, companies in certain industries, such as software, may generate low EBITDA on a current basis while they are in a high growth stage, but have recurring revenue characteristics due to the contractual nature of customer relationships. In these instances, loan covenants may be structured to first reference revenue before converting to EBITDA based covenants, because revenue is a more appropriate measure for assessing their credit risk during the recurring revenue covenant period.

Page F-5, Financial Statements

6.	Briefly explain to us the circumstances behind the increase in payment-in-kind (“PIK”) income year over year.

The Company respectfully submits that the increase in PIK income from the year ended December 31, 2016 to the year ended December 31, 2017 was primarily a result of the Company’s investment in NTS Communications, Inc. This investment generated PIK income for only a portion of the year ended December 31, 2016. By contrast, the investment generated PIK income for the entire year ended December 31, 2017.

Accounting Comments

7.	Please note that you will need to update the auditor consent if older than 30 days.

The Company respectfully acknowledges the Staff’s comment and has included an updated auditor consent as an exhibit to the Amended Registration Statement.

8.	Please include the March 31 quarterly information in the next Registration Statement if the 10-Q is filed before the N-2 is declared effective.

The Company respectfully acknowledges the Staff’s comment and has included interim financial and operating information as of and for the quarter ended March 31, 2018 in the Amended Registration Statement.

9.	The Registration Statement identifies the BDC as non-diversified. Has the BDC been operating as non-diversified? If not, please explain and update the disclosures in future filings accordingly, if applicable.

The Company respectfully submits that it has operated and continues to operate as a non-diversified management company within the meaning of Section 5 of the Investment Company Act. When making investments, the Company does not apply the limitations of Section 5(b)(1) of the Investment Company Act applicable to diversified management companies. If the Company were to cease operating as a non-diversified management company in the future, the Company undertakes to update its disclosures at such time.

10.	In the Schedule of Investments, if the Company holds any restricted securities, ensure compliance with Regulation S-X 12-12, footnote 8, which requires that restricted securities are marked with an appropriate symbol noting the restriction. In future filings, please denote these securities as required by Regulation S-X.

The Company acknowledges the Staff’s comment and confirms that in future filings it will identify any restricted securities it holds as required by Regulation S-X 12-12.

11.	In the Schedule of Investments in Affiliates, please include the disclosure requirements of all footnotes of Regulation S-X 12-14 in future filings. In particular, in the Schedule of Investments in Affiliates, the current presentation includes a separate column for dividends, interest and PIK and a separate column for other income. In future filings, ensure that these two columns are combined going forward and that the total shall agree to the correlative total amount in the Statement of Operations, as required by footnote 6 of Regulation S-X 12-14.

The Company acknowledges the Staff’s comment and confirms that it will comply with the requirements of all footnotes in Regulation S-X 12-14 in future filings, including by combining the “Dividend, Interest and PIK Income” and “Other Income” columns.

12.	In the Schedule of Investments, footnote “+” discloses that a weighted average interest rate for variable rate loans has been presented. Please explain further in correspondence whether the variable rate loans are disclosed in aggregate and if there are multiple tranches/contracts with varying reference rates and/or spreads per issuer currently disclosed. The Schedule of Investments should identify the contracts/tranches within a loan facility on the Schedule of Investments, by contract or tranche with the appropriate reference rate and spread individually by contract.

The Company acknowledges the Staff’s comment and confirms that, in the current presentation of the Schedule of Investments, variable rate loans are disclosed separately by tranche/spread. In certain circumstances, variable rate loans within the same tranche/spread may be disclosed in aggregate among multiple contracts with different reference rates being applied, which are at the borrower’s option and may reset periodically based on the terms of the credit agreements. In those instances, the Company discloses the weighted average interest rate in effect for the respective period. The Company has revised footnotes (+) and (++) to the Portfolio Companies table on page 159 of the Amended Registration Statement and intends to revise the corresponding footnote in the Schedule of Investments in a similar manner in its future filings.

13.	Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the staff of the following:

•	Whether the Company has any specific accounting policies it applies to co-lending arrangements;

•	How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

•	The impact of such arrangements on the calculation of interest income under the effective interest method; and

•	Whether any of the co-lenders under these arrangements are affiliates.

The Company has revised footnote (9) to the Portfolio Companies table on page 159 of the Amended Registration Statement and intends to revise the corresponding footnote in the Schedule of Investments in a similar manner in its future filings.

The Company respectfully acknowledges the Staff’s comment with respect to accounting policies and treatment of interest income. The Company presents such information in its significant accounting policies in Note 2 to its audited financial statements for the year ended December 31, 2017.

The Company also supplementally notes that its valuation of last-out unitranche loans takes into consideration the payment prioritization as determined in its co-lending agreements. The “first-out” portion of these loans would generally receive priority with respect to payment of principal, interest, and other amounts to the “last-out” portion of these loans. As such, if the portfolio company is not producing, or is not expected to produce, sufficient revenue to cover interest payments on both the “first-out” and “last-out” portions of the loan or does not have sufficient collateral to cover principal repayments on both the “first-out” and “last-out” portions, the Company’s valuation of the last-out portion of such loan will take into consideration the interest payments or principal repayments that the “last-out” portion is expected to receive.

The Company acknowledges the Staff’s comment with respect to co-investment arrangements with affiliates. From time to time, the Company makes co-investments with its affiliates in accordance with the terms of the exemptive relief that the Company has received from the SEC. These investments are identified as such on page F-11 of the Registration Statement in footnote 3 to the Schedule of Investments.

14.	Please confirm that for all investments which calculate a NAV or equivalent (for example the Senior Credit Fund), the appropriate disclosure regarding the nature and risks of these investments, and whether the investments, if sold, are probable of being sold at amounts different from NAV per share and have been made pursuant to ASC 820-10-50-6A.

The Company respectfully submits that the only investment for which the Company measures fair value using NAV per share or its equivalent is the Senior Credit Fund, and the Company confirms that the Registration Statement provides appropriate disclosure regarding the nature and risks of its investment in the Senior Credit Fund, consistent with ASC 820-10-50-6A. For example, the Company discloses the nature of its investment in and unfunded commitments to the Senior Credit Fund, along with Senior Credit Fund’s investment strategy, current investment portfolio and selected financial information, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Senior Credit Fund, LLC” and in Note 4 to its audited financial statements for the year ended December 31, 2017. In addition, many of the risks associated with an investment in the Senior Credit Fund are risks associated with the Company’s other investments, including the risk that the investment, if sold, may be sold at an amount different from the fair value that the Company had ascribed to the investment as detailed under the heading “Risk Factors— Risks Relating to Our Portfolio Company Investments—Many of our portfolio securities do not have a readily available market price and we value these securities at fair value as determined in good faith under procedures adopted by our Board of Directors. Valuation is inherently subjective and may not reflect what we may actually realize for the sale of the investment.”

15.	During the year ended December 31, 2017, the Company had equity issuances of 3.7 million shares for gross proceeds of $80.2 million. Please confirm that no share issuances have been or will be made after May 1, 2018 until the Registration Statement is declared effective.

The Company confirms that no share issuances have been or will be made after May 1, 2018 pursuant to the Company’s prior registration statement on Form N-2 and that no share issuances have been or will be made pursuant to the Registration Statement until the Registration Statement is declared effective.

16.	The Company consolidated the financial position and results of operation of its wholly owned subsidiary, My-On BDC Blocker, LLC, a new consolidated entity in the December 31, 2017 10-K. Please include in correspondence the consolidation analysis for My-On BDC Blocker, LLC. Please include a discussion on the basis of accounting, business purposes and any other considerations when determining that the entity should be consolidated under GAAP and/or Regulation S-X. Please note that we may have follow up comments once the documentation has been received.

BDC Blocker I, LLC, formerly known as My-On BDC Blocker, LLC, is a wholly owned subsidiary of the Company which was formed for the purposes of holding an equity investment in a specific portfolio company. As disclosed in footnote 2 to its consolidated financial statements, as an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board. Consistent with ASC 946, the Company consolidates the financial position and results of operations of BDC Blocker I, LLC, a wholly owned investment company subsidiary.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Edward Welch at (212) 859-8313.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Neena Reddy (Goldman Sachs Asset Management, L.P.)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

Geoffrey R.T. Kenyon (Dechert LLP)

Thomas J. Friedmann (Dechert LLP)

William J. Tuttle (Dechert LLP)